December 27, 2013

Via EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 5553

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:                             McEwen Mining Inc.

Form 10-K for the Year Ended December 31, 2012, Filed March 11, 2013

Form 10-Q for the Quarter Ended September 30, 2013, Filed November 7, 2013

Amendment No. 1 to Form 8-K Filed April 4, 2012

File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated December 13, 2013, addressed to Robert McEwen, CEO of McEwen Mining Inc (“McEwen Mining”, the “Company” or “we”).  McEwen Mining takes its participation in capital markets and its disclosure obligations very seriously and welcomes any input or dialogue that may enhance our disclosures.

This letter contains responses to the comments contained in your letter. Where appropriate, we have included specific language proposed to be included in the relevant report in response to the comments, which we would like you to review in advance of filing a formal amendment.  In other instances, we are providing information supplementally in response to the comments.

Accordingly, the Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2012

General

1.              The Company intends to comply with this comment. Specifically, we propose to revise the Company’s statement regarding the reliability of the information about the San José Mine as follows:

Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to us all reported results from the San José mine. The technical information contained herein is, with few exceptions as noted, based entirely on information provided to us by Minera Santa Cruz S.A. (“MSC”). Our joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this information.

Products, page 5

2.              The Company will modify its filings to provide the additional operational information requested.  We propose to modify disclosure for the San José mine as shown in Schedule “A” and for the El Gallo 1 mine as shown in Schedule “B”.

Please note that the Company intends to disclose metallurgical recoveries for milling operations only as recovery rates for heap leach operations, such as the El Gallo 1 mine, are difficult to measure accurately due to long processing cycles.  This presentation appears consistent with the presentation and disclosure followed by other registrants operating heap leach mines.

Furthermore, please be advised that the Company also proposes to modify its 2012 total cash cost and total cash cost per ounce figures presented for the San Jose mine, as further discussed in our response to Comment 4.  The proposed revised figures are presented in Schedule “A”.

The Company will also include a copy of its refining contract with Johnson Matthey Inc, dated May 23, 2012, as an exhibit to our amended Form 10-K filing.

No Proven or Probable Reserves, page 30

3.              Please note that subsequent to filing our Form 10-K for the year ended December 31, 2012, we reviewed our disclosures of mineralized material and, to improve the clarity of our presentation, removed inferred resources from the mineralized material tabulation, disclosing them separately instead.  The following is an excerpt from our Form 10-Q for the Quarter Ended June 30, 2013 (Los Azules Copper Project, Argentina — page 23), showing an example of our new presentation.  Please confirm that this revised disclosure of mineralized material is acceptable, following which we will amend the Form 10-K accordingly.

The PEA will be based on the increased mineralized material, which we announced in May 2013 when we released the results of an updated NI 43-101 mineral resource estimate, outlining 0.4 billion tonnes of mineralized material with a weighted average grade of 0.63 percent copper, including indicated measures only, and 1.4 billion tonnes of mineralized material with a weighted average grade of 0.46 percent copper, including inferred resources only. [emphasis added]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Total Cash Costs and All-in Sustaining Cash Costs, page 50

4.              Commencing with the filing of its Form 10-Q for the Quarter Ended June 30, 2013, the Company has expanded its disclosures relating to Non-GAAP measures to include a reconciliation of total cash cost per ounce to the Production Costs Applicable to Sales amounts in the consolidated financial statements. We will continue to include this reconciliation in our future filings, and have included in Schedule “C” a draft of the disclosure we propose to present in our Form 10-K for the year ending December 31, 2013.

Please be advised that the disclosure presented in Schedule “C” contains a statement explaining the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors and a statement disclosing how management uses the measure, as follows:

We report these measures to provide additional information regarding operational performance both on a consolidated and an individual mine basis (San José mine and El Gallo 1 mine), and believe these measures provide investors and analysts with useful information about our underlying costs of operations.

The measures all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce were adopted in 2013, as we believe that the these measures better reflects the total costs associated with producing gold.

Furthermore, please be advised that we do not use by-product revenues to reduce costs in either the Total Cost or the Production Costs Applicable to Sales measures. The Company currently earns all of its revenue from sales of its principal products, gold and silver, and as such, currently does not have any by-product revenues.

Finally, please be advised that in the quarter ended June 30, 2013, the Company revised its allocation of general and administrative expenses in its calculation of Total Cash Costs, in order to conform to the Gold Institute Production Cost standard. We noted that in presenting this information in 2012, general and administrative was not adequately allocated to Total Cash Costs. The correction to the 2012 comparative figures was made in the Company’s filings starting with the Form 10-Q for the Quarter Ended June 30, 2013. We propose to also adjust the 2012 figures in this amended Form 10-K for the Year Ended December 31, 2012. Please see Schedule “A” for the revised 2012 figures.

Report of Independent Registered Public Accounting Firm, page 66

5.              KPMG LLP audits the ‘income from investment in MSC’ and ‘investment in MSC’ financial statement line items in the context of McEwen Mining financial statements as a whole.  As a result, in order to obtain reasonable assurance over these line items, audits of specified account balances were carried out by KPMG LLP’s Argentinean Member Firm on the underlying financial information provided by MSC. In performing these procedures, KPMG LLP interacts directly with MSC management and does not rely on the work of another auditor.

We note that for local statutory purposes, MSC engages a member firm of Ernst & Young LLP to audit their stand-alone financial statements, which are prepared in accordance with Argentinean generally accepted accounting policies and reported in Argentinean pesos.

Consolidated Statements of Cash Flows, page 71

6.              The gain on the sale of gold and silver bullion represents a realized cash gain generated on the sale of bullion. The cash effect of this transaction is an increase to the Company’s treasury.

The unrealized loss on silver bullion does not have a cash effect and represents the measurement of the Company’s silver holdings from cost to market value (represented by spot metal prices, measured by the London P.M. fix). Since market value was below cost, the result was an unrealized loss.

The movement in the balance of the Company’s investment in gold and silver bullion was presented in Note 5 of Company’s Form 10-K for the Year Ended December 31, 2012 (page 83, second table). This table has been reproduced below for your ease of reference (all figures in thousands of U.S. dollars):

	2012
	Gold	Silver	Total
Opening Balance	$7,232	$15,578	$22,810
Purchases	—	—	—
Proceeds from sale	(7,982)	(15,854)	(23,836)
Gain on sale	1,764	1,311	3,075
Unrealized loss	—	(359)	(359)
Ending Balance	$1,014	$676	$1,690

In performing the cash flow reconciliation of ‘net loss’ to ‘cash used in operating activities’ (page 71 of the Company’s Form 10-K for the Year Ended December 31, 2012), adjustments are made to remove the ‘gain on sale of gold and silver bullion,’ as this is an investing item, and to remove the ‘unrealized loss on silver bullion,’ as this is a non-cash item.  The adjustments were a $3,075 (gain) and $359 (loss), respectively, as noted in our Note 5 disclosure reproduced above.

Total proceeds on the sale of gold and silver bullion for the year ended December 31, 2012 were $23,836, as noted in our Note 5 disclosure reproduced above, and were presented in ‘cash flow provided by investing activities’, and include the gain on sale of $3,075.

Notes to Consolidated Financial Statements, page 72

Note 1 The Company, page 72

7.              The difference in production figures noted for the year ended December 31, 2012 and production noted under the Net Smelter Return (“royalty”) agreement is due to historic production by a predecessor company.

We confirm total mineral production from El Gallo 1 during the 2012 fiscal year was 6,863 ounces of gold and 4,492 ounces of silver, which is first noted on page 27 of the Company’s Form 10-K. This production was measured from the first gold pour during the year.

Under the ‘overview and history’ section of the El Gallo Complex (page 26 of the Company’s Form 10-K), we indicate that approximately 70,000 ounces of gold were produced from 2002 through 2005 when it was known as the Magistral Mine and operated by Nevada Pacific Gold Ltd., which we acquired in 2007. This historical production, in addition to the 2012 production of 6,863 ounces of gold and 4,492 ounces of silver, equates to 77,000 ounces of gold and gold equivalent ounces for the purposes of the royalty agreement through to December 2012.

Revenue Recognition

8.              The Company currently earns all of its revenue from sale of its principal products, gold and silver, and currently does not have any by-product revenues. As such, we propose to remove from our Revenue Recognition accounting policy disclosure of all references to by-product revenue. However, should the Company start earning revenues from by-products, to the extent that these are material, we will account for these as revenue rather than as an offset to cost of sales. We propose to amend the accounting policy disclosure in our note as follows:

Revenue Recognition: Revenue includes sales value received for the Company’s principal products, gold and silver. The Company currently does not earn revenue from any products other than gold and silver. Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured. Title passes to the buyer based on terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold.

Note 8 Investments in Minera Santa Cruz S.A. (“MSC”) — San José Mine, page 86

9.              After further analysis, we believe that MSC is a significant subsidiary of the Company, and meets the criteria under Rule 3-09 of Regulation S-X as follows:

Income Threshold: Income on Investment in MSC, net of amortization and before income taxes was $13.9 million compared to loss before income taxes of $93.9 million in 2012. MSC represents approximately 15% of the loss before income taxes, on an absolute basis.

Investment Threshold: The investment in MSC was $273.9 million, compared to total assets of $1,152.3 million in 2012, representing approximately 24% of total assets.

As a result, the > 20% investment threshold has been met.

Based on this application of Rule 3-09 of Regulation S-X, separate, stand-alone financial statements of MSC should indeed have been filed for the December 31, 2012 year-end. The Company acknowledges this oversight and proposes to make this filing as soon as practicable. The filing that we propose to make will be MSC’s standalone financial statements as audited either by a member firm of KPMG LLP, or by a member firm of Ernst and Young LLP, and will have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

10.       For the year ended December 31, 2012, MSC does not have any adjustments for other comprehensive income.  Although MSC is a foreign-domiciled entity, it has determined that its functional currency is the U.S. dollar, as it conducts a significant amount of its transactions, including its sales of gold and silver products, in U.S. dollars, and a large portion of its costs are capital items where prices are determined by international markets and often denominated in U.S. dollars. As a result, there are no foreign currency translation adjustments upon our recording of the equity pick-up. Furthermore, MSC does not own any available-for-sale securities, and does not have any gains and losses, prior service costs or credits, or transition assets or obligations associated with pension and other post-retirement benefits to the extent not yet recognized as components of net periodic benefit cost. As a result, MSC does not have any components of OCI included in their financial statements on a standalone basis.

11.       The Company proposes to amend its disclosures relating to its investment in MSC in future filings as shown in Schedule “D” to show MSC’s production costs applicable to sales and income from operations before extraordinary items.

Form 10-Q for the Quarter Ended September 30, 2013

Consolidated Statements of Operations and Comprehensive Income (Loss), page 3

12.       We propose to reposition the Income on Investment on MSC out of revenue entirely in future filings and place this caption on the line immediately preceding Impairment on investment in MSC. Please see schedule “E” for our proposed presentation.

Note 6 — Investment in Minera Santa Cruz S.A. (“MSC”) — San José Mine, page 12

13.       MSC is the owner and operator of the San José Mine, Santa Cruz Province, Argentina. The Company holds a 49% equity interest in MSC. The remaining 51% equity interest in MSC is held by a subsidiary of Hochschild Mining plc., who is the operator of the San José mine.

On a quarterly basis, management performs analytics on the financial results received from MSC, as we are equity investees and have no direct oversight of their financial reporting. When performing the Q1 2013 analytics, we identified fluctuations in the inventory balances from Q1 2013 and Q4 2012 that did not appear consistent with our expectations. Further inquiries were made with the MSC accounting team in Argentina and they discovered that a manual error was made in the Q4 2012 allocation of costs to inventory.

An analysis was prepared comparing the financial results of 2012 before and after the correction, to quantify the difference. The difference identified was a $3.9 million overstatement in inventory, net of deferred taxes, which resulted in a $1.9 million overstatement in the Company’s 49% equity pick-up of income.

Quantitatively, the difference was well below management’s materiality threshold, of 0.5% of total assets ($5.8 million).

Management also interpreted the error from a qualitative perspective by considering both Staff Accounting Bulletin Numbers 99 and 108. While MSC is an important segment to the Company, the following points support our determination that the error is not material:

•                  The misstatement does not change the consolidated net income from a loss to a gain.

•                  The misstatement does not change the income on investment from a gain to a loss.

•                  The misstatement does not change trends in the Company’s financial results.

•                  The misstatement does not affect any regulatory compliance obligations, debt covenants, or other contractual requirements.

•                  Management compensation is not contingent on Company income targets.

•                  The entire error related to the assessment of ending inventory, and there was no build up in the error. Thus the iron curtain and rollover approach yield the same conclusion.

As a result of the quantitative and qualitative analysis performed by management, the error identified was not considered material to the 2012 and 2013 (to date) financial statements.

Amendment No. 1 to Form 8-K filed April 4, 2012

14.       The Company has reviewed its Form 8-K filed on April 4, 2012, and acknowledges the oversight in not including a signed audit report covering the historical financial statements of Minera Andes. Accordingly, the Company will further amend its Form 8-K to include a signed audit report.

15.       As you correctly note, immediately prior to McEwen Mining’s (US Gold Corporation, as it then was) acquisition of Minera Andes, Mr. McEwen was the largest shareholder of each of these entities.

Immediately prior to the acquisition of Minera Andes Inc., Mr. McEwen held 86,057,143 common shares of Minera Andes and 200,000 options to acquire the same number of common shares, representing approximately 30% of the then-issued and outstanding common shares. Further, Mr. McEwen held 28,477,527 common shares of McEwen Mining and 1,000,000 options to acquire the same number of McEwen Mining common shares, representing approximately 21% of the then issued and outstanding common shares.

We note your reference to a 2009 McEwen Mining press release in which you suggest that Mr. McEwen “exercised control or direction” of approximately 54% of the outstanding shares of Minera Andes. We believe you are referring to a Minera Andes news release dated February 8, 2009 wherein it was announced that Mr. McEwen had agreed to subscribe by way of private placement for C$40 million in common shares at C$0.33 per share. Had such a transaction been completed, it would have, as stated, “result[ed] in Mr. McEwen exercising control or direction over 167,269,264 common shares, or approximately 53.7% of the then issued and outstanding 311,370,972 common shares.” However, on February 17, 2009, Minera Andes issued a subsequent news release announcing that the private placement of C$40 million would take place at C$1.00 per share.  The closing of this transaction resulted in Mr. McEwen having ownership and control over approximately 37.4% of the then issued and outstanding shares of Minera Andes.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate.  Upon receipt of such confirmation, the Company will prepare and file an amendment to its annual report promptly.

We look forward to hearing from you.

Sincerely,

MCEWEN MINING INC.

Nils F. Engelstad

Vice President & General Counsel

cc:                                Mr. Perry Ing, Chief Financial Officer — McEwen Mining Inc.

Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.

Mr. Mark Irwin, Audit Partner, KPMG LLP

Schedule “A”

Results of Operations — MSC (on a 100% basis) [Excerpt, page 49 of 10-K]

The following table sets out production totals, sales totals, total cash costs and all-in sustaining costs (on a co-product and gold equivalent basis) for the San José mine for the year 2012. Also included below are the production figures on a 49% attributable basis.

MSC - Production and Sales

	Total 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012
San José Mine - 100%
Tonnes mined (thousands)	548	136	140	139	133
Average grade (gpt):
Gold	5.4	6.0	5.4	4.9	5.3
Silver	422	466	442	384	397
Tonnes processed (thousands)	510	129	136	129	116
Average head grade (gpt):
Gold	5.79	6.00	5.24	5.98	5.98
Silver	417	422	402	430	416
Average recovery (%):
Gold	90.4	90.4	91.1	88.6	91.6
Silver	87.0	88.3	87.9	84.2	87.8
Gold ounces (thousands):
Produced	86	23	21	22	20
Sold	84	23	29	18	14
Silver ounces (thousands):
Produced	5,953	1,545	1,552	1,500	1,356
Sold	5,896	1,553	2,165	1,146	1,032
Net sales (thousands)	$310,384	$77,946	$116,299	$56,375	$59,764
Total cash costs (thousands)	$156,453	$41,268	$56,904	$32,627	$25,654
Total cash costs per ounce sold ($/oz):
Gold	$814	$823	$806	$887	$748
Silver	$14.89	$14.27	$15.43	$14.81	$14.47
Gold equivalent	$791	$777	$804	$822	$750
All-in sustaining costs (thousands)	$232,145	$61,512	$79,451	$48,918	$42,264
All-in sustaining costs per ounce sold ($/oz):
Gold	$1,208	$1,228	$1,126	$1,329	$1,233
Silver	$22.11	$21.29	$21.54	$22.20	$23.83

McEwen Mining - 49% attributable share
Gold ounces produced (thousands):
Gold	42	11	10	11	10
Silver	2,917	757	760	735	664
Gold equivalent	98	26	25	25	23

Schedule “B”

Development and Exploration Activities [Excerpt, page 43 of 10-K]

El Gallo Complex, Mexico [Excerpt]

In September 2012, we had our first gold pour at El Gallo Phase 1 upon completion of the Phase 1 construction, which had a total cost of $13.5 million. Total production for 2012 was 6,863 oz of gold and 4,492 oz of silver during the start up period. El Gallo Phase 1 achieved commercial production on January 1, 2013. In 2013, production for Phase 1 is forecasted to be approximately 27,500 oz of gold.

The following table sets out production and sales totals for El Gallo Phase 1 for the year 2012. As production for operational purposes was only achieved on January 1, 2013, certain measures such as total cash costs and all-in sustaining costs (on a gold equivalent basis) are not computed.

Total 2012
El Gallo Phase 1:
Tonnes mined (thousands)	356
Average grade gold mined (gpt)	1.2
Tonnes processed (thousands)	248
Average grade gold processed (gpt)	1.2
Gold ounces (thousands):
Produced	6.6
Sold	3.0
Silver ounces (thousands):
Produced	4.5
Sold	0.2
Net sales (‘000)	5,966

Schedule “C”

Non-GAAP Financial Performance Measures

Total Cash Costs, All-In Sustaining Costs and All-In Costs

The terms total cash costs, total cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce, all-in costs and all-in cost per ounce used in this report are non-GAAP financial measures.

We report these measures to provide additional information regarding operational efficiencies both on a consolidated and an individual mine basis (San José mine and El Gallo 1 mine), and believe these measures provide investors and analysts with useful information about our underlying costs of operations. For the San José mine, where we hold a 49% share in the production through our 49% interest MSC, we exclude the share of gold or silver production attributable to the controlling interest.

The measure total cash costs and total cash cost per ounce are calculated in accordance with the Production Cost Standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.

The measures all-in sustaining costs, all-in sustaining costs per ounce, all-in costs and all-in costs per ounce were adopted in 2013, as we believe that the these measures better represents the total costs associated with producing gold.  We have adopted this reporting methodology based on the standard from the World Gold Council (as promulgated in their June 27, 2013 press release, World Gold Council’s Guidance Note on Non-GAAP Metrics — All-In Sustaining Costs and All-In Costs). There is no assurance that these measures are necessarily comparable to our industry peers.

Total cash costs consists of mining, processing, on-site general and administrative costs, community and permitting costs related to current operations,  royalty costs, refining and treatment charges (for both doré and concentrate products), sales costs, export taxes and operational stripping costs, and exclude depreciation and amortization. In order to arrive at our consolidated total cash costs, we also include our attributable share of total cash costs from operations where we hold less than a 100% economic share in the production, such as MSC where we hold a 49% interest. The sum of these costs is divided by the corresponding gold equivalent ounces sold to determine a per ounce amount.

All-in sustaining costs consists of total cash costs (as described above), plus environmental rehabilitation costs and amortization of the asset retirement costs related to operating sites, sustaining exploration and development costs, and sustaining capital expenditures. In order to arrive at our consolidated all-in sustaining costs, we also include our attributable share of all-in sustaining costs from operations where we hold less than a 100% economic share in the production, as well as attributable corporate general and administrative expenses. The sum of these costs is divided by the corresponding gold equivalent ounces sold to determine a per ounce amount.

All-in costs include community, permitting and reclamation and remediation costs not related to current operations, non-sustaining exploration and development costs and non-sustaining capital expenditures. As these costs do not relate to any particular producing operation, we divide the sum of these costs by the consolidated gold equivalent ounces, including our attributable share of any operation where we hold less than a 100% interest, and do not provide this measure on a per mine basis.

For MSC, co-product total cash costs and all-in sustaining costs are calculated by dividing the respective proportionate share of the total cash costs, all-in sustaining costs, and all-in costs for each metal for the period by the ounces of each respective metal sold.  The respective proportionate share of each metal sold is calculated based on their pro-rated sales value.  Approximately [•]% of the value of the sales in year ended December 31, 2013 was derived from gold and [•]% was derived from silver.  This compares to 44% and 56% for gold and silver, respectively, for the same period in 2012.

The following tables reconcile these non-GAAP measures to the most directly comparable GAAP measure, Production Costs Applicable to Sales. Total cash costs, all-in sustaining costs, all-in costs and ounces of gold and silver sold for the San José mine are provided to us by MSC.

Reconciliation of Total Cash Costs to Production Costs Applicable to Sales

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Production costs applicable to sales	[•]	$—	[•]	$—
Less: Depreciation	[•]	—	[•]	—
Less: Pre-stripping costs for future pit access	[•]	—	[•]	—
On-site general and administrative expenses	[•]	$—	[•]	$—
Property holding costs	[•]	—	[•]	—
Total cash costs (El Gallo 1 Mine)	[•]	$—	[•]	$—
McEwen’s share of MSC total cash costs (49%)	[•]	22,132	[•]	78,573
Consolidated total cash costs	[•]	$22,132	[•]	$78,573

Per gold equivalent ounce sold:
Total cash costs (El Gallo 1 Mine)	[•]	$—	[•]	$—
McEwen’s share of MSC total cash costs (49%)	[•]	852	[•]	811
Consolidated total cash costs (including McEwen’s share of MSC)	[•]	852	[•]	811

Reconciliation of All-In Sustaining Costs to Total Cash Costs

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Total cash costs (excluding McEwen’s share of MSC)	[•]	$—	[•]	$—
Operating site reclamation accretion and amortization	[•]	—	[•]	—
On-site exploration expenses	[•]	—	[•]	—
Pre-stripping costs for future pit access	[•]	—	[•]	—
All-in sustaining costs (El Gallo 1 Mine)	[•]	$—	[•]	$—
McEwen’s share of MSC all-in sustaining costs (49%)	[•]	31,936	[•]	115,921
Corporate general and administrative expenses	[•]	3,906	[•]	16,841
Consolidated all-in sustaining costs (including McEwen’s share of MSC)	[•]	$35,842	[•]	$132,762

Per gold equivalent ounce sold:
All-in sustaining costs (El Gallo 1 Mine)	[•]	$—	[•]	$—
McEwen’s share of MSC all-in sustaining costs (49%)	[•]	1,229	[•]	1,197
Consolidated all-in sustaining costs (including McEwen’s share of MSC)	[•]	1,379	[•]	1,370

Reconciliation of All-In Costs to All-In Sustaining Costs

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Consolidated all-in sustaining costs (including McEwen’s share of MSC)	[•]	$35,842	[•]	$132,762
Property holding costs (non-sustaining)	[•]	3,080	[•]	7,207
Reclamation accretion and amortization (non-operating sites)	[•]	105	[•]	447
Exploration expenses (non-sustaining)	[•]	18,614	[•]	47,891
Mine development (non-sustaining)	[•]	—	[•]	—
Mine operating costs (non-sustaining)	[•]	3,746	[•]	12,368
Mine construction and capital expenditures (non-sustaining)	[•]	1,064	[•]	16,139
Consolidated all-in costs (including McEwen’s share of MSC)	[•]	$62,451	[•]	$216,814

Per gold equivalent ounce sold:
Consolidated all-in costs (including McEwen’s share of MSC)	[•]	$2,403	[•]	$2,238

The following table summarizes the consolidated number of gold equivalent ounces sold used to calculate total cash costs, all-in sustaining costs and all-in costs, discussed above, on a per ounce basis. Gold equivalent ounces are calculated using an average silver to gold ratio of 52:1.

Consolidated gold equivalent ounces sold

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Gold equivalent ounces sold (El Gallo 1 Mine)	[•]	—	[•]	—
McEwen’s share of MSC gold equivalent ounces sold	[•]	25,984	[•]	96,872
Consolidated gold equivalent ounces sold (including McEwen’s share of MSC)	[•]	25,984	[•]	96,872

Schedule “D”

Note [•] — INVESTMENT IN MINERA SANTA CRUZ S.A. (“MSC”) — SAN JOSE MINE [Excerpt]

The following table shows a summary of the results from MSC for the year ended December 31, 2013 and 2012, and reconciles MSC’s net income, as reported under U.S. GAAP, to the equity pickup that is reported on our financial statements. For the year ended December 31, 2012, MSC reported to us only its net income form January 25, 2012 to December 31, 2012 since the acquisition closed on January 24, 2012.

	Year Ended	Period ended
	December 31, 2013	December 31, 2012
	(in thousands)
Minera Santa Cruz S.A. (100%)
Sales	$ [•]	$290,848
Production costs applicable to sales	[•]	(155,915)
Income from operations before extraordinary items	[•]	$51,634
Net income	[•]	51,634

Portion attributable to McEwen Mining Inc. (49%)
Net income on investment in MSC	[•]	$25,301
Amortization of fair value increments	[•]	(4,466)
Income on investment in MSC, net of amortization	[•]	$20,835

As at December 31, 2013, MSC had current assets of $[•] million, total assets of $[•] million, current liabilities of $[•] million and total liabilities of $[•] million. These balances include the increase in fair value and amortization of the fair value increments arising from the purchase price allocation and the impairment charge of $95.9 million recorded in the second quarter of 2013.

Schedule “E”

MCEWEN MINING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31,

(in thousands, except per share)

	2013	2012	2011
REVENUE:
Gold and silver sales	[•]	$5,966	$—

	[•]	5,966	—
COSTS AND EXPENSES:
Production costs applicable to sales	[•]	3,861	—
Mine operating costs	[•]	8,507	—
Mine construction costs	[•]	14,260	1,745
Mine development costs	[•]	—	—
Exploration costs	[•]	47,179	42,983
Property holding costs	[•]	7,207	3,464
General and administrative	[•]	16,841	7,035
Acquisition costs	[•]	1,513	3,893
Depreciation	[•]	1,033	577
Accretion of asset retirement obligation (note 5)	[•]	447	524
Income on investment in Minera Santa Cruz S.A., net of amortization (note 6)	[•]	(20,835)	—
Impairment of investment in Minera Santa Cruz S.A. (note 6)	[•]	—	—
Impairment of mineral property interests and property and equipment (note 5)	[•]	18,468	—
(Gain) loss on sale of assets (note 5)	[•]	(1,110)	(36)

Total costs and expenses	[•]	97,371	60,185

Operating loss	[•]	(91,405)	(60,185)

OTHER INCOME (EXPENSE):
Interest income	[•]	228	202
Gain on litigation settlement (notes 7 and 12)	[•]	(3,830)	—
(Loss) gain on sale of marketable equity securities	[•]	(70)	19
Gain on sale of gold and silver bullion (note 4)	[•]	3,075	2,075
Unrealized loss on gold and silver bullion (note 4)	[•]	(359)	(3,394)
Other-than-temporary impairment on marketable equity securities	[•]	(1,993)	—
Foreign currency (loss) gain	[•]	456	(769)

Total other income (expense)	[•]	(2,493)	(1,867)

Loss before income taxes	[•]	(93,898)	(62,052)
Recovery of income taxes	[•]	27,244	180
Net income (loss)	[•]	(66,654)	(61,872)

OTHER COMPREHENSIVE INCOME (LOSS):
Reclassification of unrealized gain on marketable securities disposed of during the period, net of taxes	[•]	1,000	—
Unrealized (loss) gain on available-for-sale securities, net of taxes	[•]	(5)	(1,546)

Comprehensive income (loss)	[•]	$(65,659)	$(63,418)
Net income (loss) per share (note 9):
Basic	[•]	$(0.26)	$(0.42)
Diluted	[•]	$(0.26)	$(0.42)
Weighted average common shares outstanding (thousands) (note 9):
Basic	[•]	261,223	147,692
Diluted	[•]	261,223	147,692

The accompanying notes are an integral part of these consolidated financial statements.